

SAN GIOVANNI

2019 Report

Dear investors,

Thank you for you amazing and generous support of our venture. A year ago we wre not sure if we wre able to finish fixing the boat. We went through a lot of struggle in last five years. You all who invested in us made us feel a lot stronger and even more determined to make it. Today we are really close to getting the boat ready to fish, I can almost taste the salt water on my skin already. We are really exited and want to thank you all for helping us be at this point. We really appreciate you all. Thank you again. Jiri and Elizabeth

We need your help!

They can help by openly and actively supporting their local and other domestic commercial fisherman. Buy American seafood without fear. The public has the power to chanche a lot of policies and loosen many strangling regulations. Laws restricting fishing and fishing communities are the real problem. On the West Coast we have lost 90 percent of our fleet, with it our processors and distributors. support American fishermen, it will help us too.

Sincerely,

Elizabeth Nozicka
Founder

Jiri Nozicka
CEO

Our Mission

My wife's family has been fishing for generations. In the past 100 years since her grandfather began fishing in Sicily, we've been through hardships – World War II, tragic deaths at sea, recessions and more – but commercial fishing is our lifeblood. Our ambition is to fish for generations more, passing this boat and lifestyle onto our children sustaining our local economy, ecosystem, and our traditions. We want to bring the boat back to its full potential.

See our full profile

How did we do this year?

Report Card

B+

The Good

We were able to do a lot of work on the boat to make it ready for operation in the fishing industry.

we now have a new set of trawl doors from Iceland, which will greatly improve fishing and fuel consumption efficiency.

all our machinery, and hydraulic systems-winches, lifts, net reel, steering are now installed and working

The Bad

We were hoping to be a little further at this point in time, so we are a little behind our hopes

Our main fish buyer the Royal Seafoods is no longer operating, but we do have another partnerships developing and in place.

The industry as a whole is still in decline, it is hard to find the experienced help, but it will improve as we will get going

2019 At a Glance

January 1 to December 31


$$$$

$0

Revenue



-$36,319

Net Loss


IOU!

$59,933

Short Term Debt



$59,933

Raised in 2017



$27,412

Cash on Hand

We ❤ Our 51 Investors

Thank You For Believing In Us

Arno Hesse
Chase Warren Raymond
Ensor Point LLC
Michael Timchenko
Cindy Ann Norlin
Kaysi A Craig
Monica Galligan
Anthony Kopp
Jeffery Peters
Jennifer Bisignano
Joe Yoes
Sherry Flumerfelt
Dan Noble
Trish Chapman
Susan B Szasz
Tinna Ho
Kirk Damman
Brad Barbeau
Darin Franklin
Samuel Hale
Hillary Talbot
Paul Merrill
Margaret Spring
Gerardo Pardo-Castellote
Luis Guillen Pineda
Jonathan Kania
Olga Tymofiyeva
Ehsan Zaffar
Joshua Weigl
Andy Berndt
Shankar Narayanan Shank...
David Brown
Rich Muir
Ravi Vytheeswaran
Tom Myers
Barbara Meister
Ricardo Lemos
Christopher Calvi
Kenneth Drylie Sr.
Dawn Chapman
Pius Franco Iruthayadasan
Walter Rowntree
Andrea Arendt
Steve Scheiblauer
Amy Cortese
Thomas T Simmons
Cameron Clark
John Landau
Vikash Kumar
David Lundgren
Dagmar Dolatschko

Thank You!

From the San Giovanni Team



Elizabeth Nozicka
Founder



Jiri Nozicka
CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
jiri nozicka	skipper, manager @ FV San Giovanni llc	2017
elizabeth pennisi-nozicka	manager-member @ F/V San Giovanni llc	2017

Officers

OFFICER	TITLE	JOINED
jiri nozicka	Boat Captain, Managing Member	2017
elizabeth pennisi-nozicka	Managing Member	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
elizabeth pennisi-nozicka	Membership Interests	75.0%
jiri nozicka	Membership Interests	24.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Commercial fishing is very risky and dangerous business. Boats can get lost and be destroyed as well and sometimes as our own lives too.

Commercial fishing is expensive venture. Fishing boats are equipped with heavy and very expensive machinery. and fishing gear. Engines, lifts, motors, they all can fail and brake at any moment. Fishing nets and other gear can get lost, or destroyed costing thousands. Replacements and fixes can last weeks, or even months to operate again.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Regulations. The San Giovanni operates in two fisheries. One is federally regulated ground fish fishery, the second is California State Halibut trawl fishery. Both of these fisheries are heavily regulated and watched and occasionally some of the regulations slow down, restrict, or in extreme cases shot either fishery down for periods of time, or close fishing grounds etc.

Markets - what can be sold, where, how much.

The Company is depending on supply chains outside of it's own operations for production, and delays in those supply chains could adversely affect business

Seasonal market demands: During the year there are different aspects regulating the demands for different species of fish. Some of these can affect the operation of the San Giovanni. Example: Crab season starts and demand for ground fish(primary catches of San Giovanni) drops at times for several weeks. Different holidays, such is 4th of July, Thanksgiving etc are primarily low fish demand periods on the fresh fish markets.

Inclement Weat h er: through out the year there are periods of bad weather, during which the boat cannot fish at all, or sporadically.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase. A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability. Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

F/V San Giovanni LLC

- California Limited Liability Company
- Organized January 2017
- 2 employees

698 prescott ave
monterey CA 93940

https://wefunder.com/sangiovanni

Business Description

Refer to the San Giovanni profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

San Giovanni has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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